NO ACT

PO
1-25-12



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



12025694

Received SEC

MAR 19 2012

Washington, DC 20549

March 19, 2012

William H. Aaronson
Davis Polk & Wardwell LLP
william.aaronson@davispolk.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-19-12

Re: Comcast Corporation
Incoming letter dated January 25, 2012

Dear Mr. Aaronson:

This is in response to your letter dated January 25, 2012 concerning the shareholder proposal submitted to Comcast by John Sponcer. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Sponcer

*** FISMA & OMB Memorandum ***

March 19, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 25, 2012

The proposal relates to executive compensation.

There appears to be some basis for your view that Comcast may exclude the proposal under rules 14a-8(b) and 14a-8(f). You represent that not all classes of Comcast's common stock have the right to vote on the proposal. Rule 14a-8(b) requires that in order to be eligible to have a proposal included, a shareholder must hold "at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal." We note that the proponent appears to have failed to supply, within 14 days of receipt of Comcast's request, documentary support sufficiently evidencing that he held the minimum amount of securities entitled to be voted on the proposal for the one-year period required by rule 14a-8(b). Accordingly we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Comcast relies.

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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Davis Polk

William H. Aaronson

Davis Polk & Wardwell LLP
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212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

January 25, 2012

Re: ***Shareholder Proposal Submitted by John Sponcer***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders (collectively, the "**2012 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from John Sponcer (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2012 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing him of the Company's intention to exclude the Proposal from the 2012 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 20, 2012. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

The Company has concluded that the Proposal, which is attached hereto as Exhibit A, may be properly omitted from the 2012 Proxy Materials pursuant to the provisions of Rule 14a-

8(b) because the Proponent has failed to establish that he had continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year by the date he submitted the Proposal. In the alternative, the Company has also concluded that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is inherently misleading.

I. Procedural Grounds for Exclusion: Rule and Analysis

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting. Under Rule 14a-8(b)(2), if a proponent is not a registered shareholder of a company and has not made a filing with the SEC detailing the proponent's beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), such proponent has the burden to prove that he meets the beneficial ownership requirements of Rule 14a-8(b)(1) by submitting to the Company (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year and (ii) the proponent's own written statement that he intends to continue to hold such securities through the date of the meeting. For the purposes of Rule 14a-8(b)(2)(i), when the securities are held through the Depository Trust Company ("**DTC**"), the Staff has determined that "only DTC participants should be viewed as 'record' holders of securities." Staff Legal Bulletin 14F. If the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the Company no later than 14 days from the date the proponent receives the notice of deficiency.

The Company received the Proposal on November 29, 2011. In the letter accompanying the Proposal, the Proponent represented that he was the beneficial owner of at least $2,000 worth of the Company's common stock that he had held continuously for at least one year. The Proponent also stated that he "intend[s] to continue to own Comcast common stock through the date of the Company's 2012 annual meeting." The Proponent did not, however, provide written proof of such holdings from the record holder. Nor did the Proponent indicate whether such holdings were of Class A Common Stock, which would entitle the Proponent to make the Proposal, or Class A Special Common Stock, which would not entitle the Proponent to make the Proposal. Nor did the Proponent indicate that the "common stock" he planned to continue holding through the date of the annual meeting would be of a market value of at least $2,000.

In compliance with the time restrictions set forth in Rule 14a-8, the Company sent a notice of deficiency, which is attached hereto as Exhibit B (the "**Notice of Deficiency**"), by UPS Overnight Mail to the Proponent on December 6, 2011 requesting that the Proponent provide the necessary proof required by Rule 14a-8(b)(2) within 14 calendar days of its receipt of the Company's request. The Company received confirmation that UPS delivered the Notice of Deficiency on December 7, 2011, and this confirmation is attached hereto as Exhibit C.

On December 8, 2011, the Company received a letter from Rush N. Hodgin of Ameriprise Financial Services (the **"Ameriprise Letter"**). The letter, which is attached hereto as Exhibit D, stated that Mr. Hodgin is a financial advisor for Ameriprise Financial Services, that the Proponent is Mr. Hodgin's client, and that the Proponent "currently holds 375 shares of Comcast stock" and "has held this stock with Ameriprise since 2003." The Ameriprise Letter, however, did not indicate whether the Proponent's stock holdings in Comcast were of Class A Common Stock, which would entitle the Proponent to make the Proposal, or Class A Special Common Stock, which would not entitle the Proponent to make the Proposal.

As of the date of this letter, the Company has not received any additional communications from the Proponent. As the Staff has consistently found that proposals received without the proof of ownership required by Rule 14a-8(b) may be excluded from a company's proxy statement, we hereby respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the 2012 Proxy Materials.

II. Substantive Grounds for Exclusion: Rule and Analysis

In the event that the Staff does not concur that the Proposal may be excluded as a consequence of the Proponent's failure to meet the proof-of-ownership requirement under Rule 14a-8(b), the Company respectfully requests that the Staff concur in its opinion that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(3) because it is inherently misleading.

The Proposal requests the Company's Board of Directors to "take the steps necessary to adopt a policy that future employment contracts with the senior executives named in the proxy statement shall limit executive compensation to a competitive base salary, an annual bonus of not more than fifty per cent [sic] of base salary, and competitive retirement benefits." The Proposal is impermissibly vague and indefinite because it fails to define key terms.

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The Staff clarified in Staff Legal Bulletin No. 14B (CF) (September 15, 2004) that exclusion under Rule 14a-8(i)(3) is appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . . ." A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation.

Although in some cases proponents may be allowed to make proposal revisions where statements within a proposal or supporting statement are found to be false or misleading, the Staff has explained in Staff Legal Bulletin No. 14B (CF) (September 15, 2004) that it may be appropriate for companies to exclude an "entire proposal, supporting statement or both as materially false or misleading" if "the proposal and supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." The Proposal's misleading statements as described below are integral to the substance of, and support for, the Proposal, and therefore the Company believes that the entire Proposal may be omitted from the Company's 2012 Proxy Materials pursuant to Rule 14a-8(i)(3). The Company does not believe that it would be appropriate in the case of the Proposal to allow the Proponent to revise the

Proposal by deleting the misleading statements, as it would require extensive revisions to bring it into compliance with the proxy rules.

The Staff has consistently concurred that a shareholder proposal relating to executive compensation may be excluded under Rule 14a-8(i)(3) where aspects of the proposal are ambiguous, thereby resulting in the proposal being so vague or indefinite that it is inherently misleading. A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation. Where proposals fail to define key terms, the Staff has allowed exclusion of shareholder proposals concerning executive compensation. See The Boeing Co. (March 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite); General Electric Co. (January 21, 2011) (proposal requesting that the compensation committee make specified changes to senior executive compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); Verizon Communications Inc. (February 21, 2008) (proposal requesting that the board of directors adopt a new senior executive compensation policy incorporating criteria specified in the proposal failed to define critical terms); Prudential Financial, Inc. (February 16, 2006) (proposal requesting that the board of directors "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms, was subject to conflicting interpretations and was likely to confuse shareholders); General Electric Company (February 5, 2003) (proposal urging the board of directors "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance concerning its implementation); and General Electric Company (January 23, 2003) (proposal seeking an individual cap on salaries and benefits of one million dollars failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The Staff has also regularly concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposal "may be subject to differing interpretations." See, e.g., Wendy's International Inc. (February 24, 2006) (permitting exclusion of a proposal where the term "accelerating development" was found to be unclear); Peoples Energy Corporation (November 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was found to be unclear); Exxon Corporation (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); and Fuqua Industries, Inc. (March 12, 1991) ("meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In issuing its decision in Fuqua Industries, the Staff stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

The Proposal falls squarely within the criteria for exclusion established by the Staff under Rule 14a-8(i)(3) because the Proposal's key terms are vague, indefinite and undefined and may be subject to differing interpretations. The Proposal seeks to limit executive compensation to "a competitive base salary . . . and competitive retirement benefits"; however, it fails to indicate how the Company should determine whether base salary or retirement benefits are competitive or set forth a definition of "retirement benefits". The lack of such guidance fundamentally affects the Proposal, because without such guidance the Company will be unable to determine how to limit executive compensation in order to implement the Proposal.

Whether base salary or retirement benefits are "competitive" depends entirely upon what standard of is used to assess competitiveness and to what group that standard is compared. It is not meaningful to state that base salary or retirement benefits are "competitive" without providing the standard of assessment and the comparison group that should be used to make such a determination. Base salary and retirement benefits may be competitive when compared to one group of individuals, but not competitive if the group of individuals is altered. Further, "competitive" may be interpreted by one person to mean at the median of a comparison group, while another person may interpret "competitive" to mean within a certain range of a comparison group.

For example, as the Company has publicly disclosed, in determining the compensation of its named executive officers, its Compensation Committee examines compensation data from three different groups of companies carefully chosen because the companies represent one or more meaningful aspects of the Company's business profile. The Compensation Committee then looks at the compensation of the Company's named executives officers in comparison to executives at the peer group companies with similar positions. The Company believes that the compensation of its named executives officer is competitive with the equivalent officers at its peer group companies; however, the question remains as to whether this would satisfy the "competitive" base salary and retirement benefits elements of the Proposal, as the Proposal has not provided any guidance as to its meaning of the term "competitive."

The Proposal seeks to limit "retirement benefits" without defining what constitutes retirement benefits for the purposes of the Proposal. This creates significant ambiguity. Retirement benefits can be composed of many elements, including, for example, defined contribution benefits (such as 401(k) plans), defined benefit pension benefits, life insurance benefits, deferred compensation benefits and retiree health and welfare benefits. The Proposal provides no guidance as to what retirement benefits the proponent is seeking to include or exclude from named executive officer compensation.

Because the Proposal does not indicate how the Company should determine whether base salary or retirement benefits are competitive or set forth a definition of "retirement benefits," neither the Company nor its shareholders would be able to determine with any reasonable certainty exactly what limitations on base salary and retirement benefits the Proposal requires.

III. Conclusion

For the reasons set forth above, the Company believes that the Proposal may be excluded from the Company's 2012 Proxy Materials in accordance with Rules 14a-8(b) and 14a-8(i)(3). We respectfully request confirmation that the Staff will not recommend any enforcement action if the Proposal is excluded.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,



William H. Aaronson

Enclosures

cc: John Sponcer

Arthur R. Block
Comcast Corporation

EXHIBIT A

To: Comcast Corporation
Arthur R Block
215-981-7794

RE: Shareholder Proposal

From: John Sponcer, Shareholder

John Sponcer

FISMA & OMB Memorandum M-07-16

VIA Fax & Overnight Mail

November 22, 2011

Arthur R. Block, Secretary
Comcast Corporation
1500 Market Street
Philadelphia, PA 19102-2148

Dear Mr. Block:

Re: Submission of Shareholder Proposal

I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Comcast Corporation ("Comcast") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2012. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

I am a beneficial owner of Comcast common stock with market value in excess of $2,000 and have held it continuously for more than a year prior to this date of submission I can supply proof of such holdings upon request.

I intend to continue to own Comcast common stock through the date of the Company's 2012 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders.

Sincerely,



John Sponcer

Enclosure

Shareholder Proposal

Resolved, the shareholders of Comcast Corporation ("Company") request that the Board of Directors take the steps necessary to adopt a policy that future employment contracts with the senior executives named in the proxy statement shall limit executive compensation to a competitive base salary, an annual bonus of not more than fifty per cent of base salary, and competitive retirement benefits.

Supporting Statement

I believe that the compensation of our Company's executives is excessive. An examination of the Company's executive compensation over the last five years shows that total annual bonus and non-equity incentive plan compensation payouts were nearly three times base salary: $135 million in total bonus and incentive plan compensation versus $47.9 million in base salary. Given the range of other compensation received by executives – stock awards, option awards, pensions, deferred compensation and perks – such a disproportionate allocation of annual bonuses to overall compensation is excessive and unnecessary.

For example, CEO Brian Robert's bonus and non-equity incentive plan compensation from 2006-2010 totaled $46.6 million, significantly exceeding his base salary in the same period of $13.6 million. His bonus payments in this period were almost three and one half times the value of his base salary. Similarly, Executive Vice President Stephen Burke's base salary in the same period came to $10.9 million, while his bonus was more than three and one half times his salary -- $39 million.

I believe that our company needs compensation policies that are more focused, transparent, and not driven by excessive discretionary bonuses that distort any notion of reasonable and balanced compensation policies. In my view, it is simply nonsense to assume that an executive may be motivated by "incentives" to enhance the level of his or her performance by a factor of more than 50%.

Finally, I am concerned that high awards of incentive pay may encourage risky behavior. As a New York Times report noted (November 17, 2008), "There is a widespread belief that the way Wall Street awarded bonuses in recent years helped feed the risky behavior that eventually created big losses . . . and helped create the current [economic] crisis." Executive pay should be aligned with the long-term interests of shareholders, and our Company should have policies in place that do not undermine the principle of pay for performance. Outsized annual bonuses should not be a practice that is reflected in our company's compensation.

For the reasons outlined above, I urge shareholders to support the proposal.

EXHIBIT B



Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

December 6, 2011

Re: **Notice of deficiency regarding shareholder proposal for inclusion in Comcast's 2012 Proxy Statement**

OVERNIGHT MAIL

John Sponcer

FISMA & OMB Memorandum M-07-16

Dear John Sponcer:

I refer to your letter dated November 22, 2011 (and received via fax on November 29, 2011) proposing that the Board of Directors of Comcast take the necessary steps to adopt a policy that future employment contracts with the senior executives named in the proxy statement shall limit executive compensation to a competitive base salary, an annual bonus of not more than fifty percent of base salary, and competitive retirement benefits.

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting.

You have not satisfied the proof of ownership requirements of Rule 14a-8. Under this Rule, a beneficial holder may prove its beneficial ownership of the requisite amount of voting securities (in this case, Comcast Class A Common Stock) in one of two ways, by submitting to the company (i) a written statement from the "record" holder of the securities verifying that, at the time the beneficial holder submitted its proposal, it continuously held the requisite amount of such securities for at least one year or (ii) if the beneficial holder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the beneficial holder's ownership level, along with a written statement by the beneficial holder that it continuously held the required number of shares for the one-year period as of the date of the submission of the proposal. To date you have not proven your beneficial ownership of the required securities in either of the ways described above. In addition, your letter states only that you intend to hold for the required period "Comcast common stock". It does not specify that you own Comcast Class A Common Stock, which is voting stock. Comcast also has Comcast Class A Special Common Stock, which is non-voting stock and accordingly, may not be used to satisfy the procedural and eligibility requirements under Rule 14a-8.

Pursuant to Rule 14a-8, if we do not receive the necessary proof of ownership of Comcast Class A Common Stock from the record holder of your shares within 14 calendar days of your receipt hereof, we will not be able to consider your proposal for inclusion in Comcast's 2012 proxy statement and we will submit a no action request letter to the Securities and Exchange Commission indicating that we do not intend to include your proposal in our proxy.

Enclosed for your reference please find (i) a copy of Rule 14a-8 and (ii) recent guidance from the staff of the Securities and Exchange Commission regarding, among other things, (a) brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8 and (b) common errors shareholders can avoid when submitting proof of ownership to companies. We thank you for your interest in Comcast. Should you wish to discuss this further, please do not hesitate to contact me at (215) 286-7564.

Very truly yours,



Arthur R. Block
Senior Vice President, General
Counsel and Secretary

cc: William Aaronson
Brian Wolfe
Davis Polk & Wardwell

EXHIBIT C

EXHIBIT D



An Ameriprise Private Wealth Advisory Practice

Rush N. Hodgin, CFP®, APMA℠
Private Wealth Advisor
CERTIFIED FINANCIAL PLANNER™ practitioner

Hodgin & Associates
A private wealth advisory practice of Ameriprise Financial Services, Inc.

5500 Corporate Drive, Suite 215
Pittsburgh, PA 15237-5848
Tel: 412.318.2300 x235
Toll Free: 888.404.7874 x235
Fax: 412.635.8482
rush.n.hodgin@ampf.com
www.rushhodgin.com
CA Insurance #0H02012

December 8, 2011

Arthur Block, Senior Vice President
General Counsel
Comcast Corp.
1 Comcast Center
Philadelphia, PA 19103-2838

Re: John Sponcer ***FISMA & OMB Memorandum M-07-16***

Dear Mr. Block:

I am the financial advisor with Ameriprise Financial Services. John Sponcer is my client.

John Sponcer currently holds 375 shares of Comcast stock. He has held this stock with Ameriprise since 2003.

If you have any questions regarding this matter, please do not hesitate to call.

Sincerely,

Rush N. Hodgin, CFP®, APMAsm

An Ameriprise Financial Franchise. Ameriprise Financial Services, Inc. offers financial advisory services, investments, insurance and annuity products.
RiverSource® and *Columbia Management®* products are offered by affiliates of Ameriprise Financial Services, Inc., Member FINRA and SIPC.